Filed by Inveresk Research Group, Inc.
pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc.
Commission File No. 000-49765

Following is a transcript of an earnings conference call hosted by Inveresk Research Group, Inc. on July 29, 2004.

Operator

Welcome to Inveresk Research Group Inc. Q2 2004 earnings conference call. At this time all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Matt Dallas.

Matt Dallas - Financial Dynamics - Investor Relations

Good morning, ladies and gentlemen, and welcome to the webcast of Inveresk Research Group’s financial results for the second quarter of 2004. Presenting from the Company will be Dr. Walter Nimmo, Chairman, President and Chief Executive Officer; and Mr. Paul Cowan, Chief Financial Officer. The presentation will be presented simultaneously over the Internet with access via the company’s website at www.Inveresk.com. An opportunity will be given for questions to be asked following the presentation. I would like to remind you of the Safe Harbor disclaimer before we begin.

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Factors that may cause such a difference include, but are not limited to risks associated with — the reduction in research and development activities by pharmaceutical and biotechnology clients; changes in government regulations; the effects of interest rate and foreign exchange rate fluctuations; our ability to attract and retain employees; the loss or delay of contracts due to economic uncertainty or other factors; our ability to efficiently manage backlog; our ability to expand our business through strategic acquisitions; failure to obtain the required shareholder approvals of the announced merger with Charles River; the possibility that the announced merger may not close, or that there may be a significant delay in the confirmation of the merger; competition within the industry; and the potential adverse impact of health-care reform. Further information about these risks and uncertainties can be found in the information included in the Company’s recent filings with the Securities and Exchange Commission, including the Company’s registration statements on Form F-3 and Form 10-K.

Some Additional Information. This presentation may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are urged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.SEC.gov; from Charles River Laboratories, 251 Ballardvale Street, Wilmington, Massachusetts 01887, Attention General counsel; or from Inveresk Research Group, 11000 Westin Parkway, Cary, North Carolina 27513, Attention Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.CRiver.com. And shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004. And information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed the SEC on March 31, 2004. Additional information regarding the interest of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Today’s presentation will take place in two parts. Dr. Walter Nimmo will present the operational overview for the Company and Mr. Paul Cowan will present the financial overview.

With that, I would now like to introduce Dr. Walter Nimmo.

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

Thank you, Matt. Good morning, everyone, and welcome to this presentation of the financial results of the Inveresk Research Group for the three-month period ended June 30, 2004. As you will know, we are currently in the process of a merger with Charles River Laboratories. We are encouraged by the SEC’s early approval of this merger and we continue to expect it to be completed in the fourth quarter. In the second quarter we recorded net service revenues of $79.4 million, an 18 percent increase from the corresponding period in 2003. On a reported basis, diluted earnings per share were 20 cents in the quarter. Excluding merger-related costs, Inveresk earned 33 cents per share in the second quarter, a 22 percent increase compared with the corresponding period in 2003.

Inveresk continues to benefit from its strategy in recent years and the divestiture of its service offering. In the second quarter, net service revenue in our preclinical business increased by 12 percent to $47.3 million. It should be noted that the comparative period in 2003 was inflated by the effect of project delays experienced in our North American preclinical operations during the first quarter of 2003. For the six months ended June 30, 2004, net service revenue increased by 17 percent compared with the corresponding period in 2003. Operating margins in the second quarter were 25.7 percent, reflecting the increasing proportion of revenues generated in the quarter by our European operations, which generate lower margins. The North American preclinical operations continue to deliver improving operating margins, and this is expected to continue as the business continues to increase the proportion of its revenues represented by specialty toxicology services and with the improving exchange rate environment. Our preclinical business continues to benefit from strong demand for its services both in North America and in Europe. New business signings are significantly ahead of 2003 levels and this business should continue to deliver strong results for the remainder of 2004.

CTBR, our North American preclinical business, experienced a 36 percent increase year-on-year in new business signings in the first half of 2004. At the same time, our European operations continue to sign new business in excess of targeted levels.

Our current expansion at CTBR remains on plan for completion in the first quarter of 2005. In addition, the Board has just approved the next stage of expansion at our European preclinical operations. This expansion is larger than previously planned. This stage of expansion at our European preclinical operations is planned for completion in the first quarter of 2006. Our toxicology and lab sciences expansion will continue to be funded out of operating cash flows.

The clinical business segment delivered strong profit growth in the second quarter, and this business continues to achieve the high profitability levels we have targeted. Net service revenue in our clinical business increased by 29.4 percent in the second quarter to $32.1 million compared with the same quarter of 2003.

Integration benefits associated with the PharmaResearch acquisition and underlying growth combined in our clinical business to drive operating margins up to 14.1 percent in the second quarter of 2004, compared with 11.3 percent in the second quarter of 2003.

Clinical business continues to achieve higher profitability levels, although revenues have been impacted by the introduction of the Clinical Trials Directive in Europe and delays in project starts. Recent new business awards, however, give us confidence that these short-term factors should improve in the second half of 2004.

Moving on to discuss in more detail the breakdown of our net service revenue, you can see that in the latest 12 months, preclinical accounted for 59 percent of net service revenue and clinical accounted for 41 percent. Looking at revenues by client type in the last 12 months, pharmaceutical companies accounted for 55 percent, biotechnology companies accounted for 34 percent, and other companies — predominantly agro-chemical, veterinary and chemical related work — accounted for the remaining 11 percent of net service revenue during the same period. 57 percent of our revenues were derived from clients based in the USA, 33 percent from Europe, 6 percent from Japan, and 4 percent from the rest of the world during the same period.

You will see from the next slide that we have maintained our core strategy to have a highly diverse client base. In the second quarter, our biggest client accounted for 8.3 percent of net service revenues. Our five largest clients accounted for 23.8 percent of net service revenues, and our top 20 clients accounted for only 45.4 percent of net service revenue. We continue to emphasize that revenues earned from our biggest clients are spread over multiple service offerings and also over multiple research and development programs.

The next slide compares our moving annual total of new signed contracts or accumulated last 12 months new business signings, with net service revenues over the same period. As you can see, accumulated new business signings totaled $367 million in the latest 12 months, compared with revenues of $301 million in the same period. The signings data are net of cancellations.

In the second quarter of 2004, new business signings amounted to approximately $94 million. The key to the future success of our business is how quickly we can replace recorded revenue with new business signings. As we have indicated in the past, seasonal factors make it important to look at signings on a rolling 12-month basis rather than from quarter-to-quarter. The current backlog at June 30, 2004 was $310 million, compared with $224 million at June 30, 2003. Because of the short-term nature of large parts of our preclinical and Phase I businesses, we use new business signings as a leading indicator of the underlying health of our businesses rather than backlog.

I would now like to turn the call over to Paul Cowan, our Chief Financial Officer, for the financial overview of the second quarter.

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Thank you, Walter, and good morning, ladies and gentlemen. In the second quarter of 2004, Inveresk recorded net service revenues of $79.4 million, of which preclinical accounted for $47.3 million, an increase of 12 percent year-over-year and clinical accounted for $32.1 million, an increase of 29 percent year-on-year. On a constant dollar basis, the preclinical business recorded a 6 percent increase in net service revenue in the second quarter of 2004 compared with the same period in 2003. On the same basis, our clinical business recorded an increase in net service revenues of 23 percent. In the second quarter of 2004, preclinical recorded income from operations of $12.2 million compared with the same amount in 2003. In the same period, clinical recorded income from operations of $4.5 million compared with $2.8 million during the same period in 2003. Overall, the Company recorded income from operations of $9.3 million in the second quarter compared to $12.9 million in 2003. Excluding merger-related costs, income from operations in the second quarter of 2004 totaled $14.3 million. Looking at the profitability of each of our business segments, you will see that the preclinical generated an operating margin of 25.7 percent in the second — sorry — in the second quarter of 2004, compared with 28.9 percent in the second quarter of 2003 and 26.5 percent in the first quarter of 2004.

The reduction in operating margins reflects the impact of exchange rate movements discussed previously, less favorable business mix in the North American operations compared with 2003, and the increasing proportion of revenues generated by our European preclinical operations, which historically have generated lower operating margins. Clinical generated an operating margin of 14.1 percent in the second quarter compared with 11.3 percent in the second quarter of 2003. This reflects the increased scale of the Inveresk clinical business and integration benefits arising from the PharmaResearch acquisition completed in July 2003. The combined group generated an operating margin of 18 percent, excluding merger costs, as compared with 19.3 percent in the second quarter of 2003 and 16.7 percent in the first quarter of this year. In the second quarter of 2004, the Company recorded earnings per share of 20 cents on a diluted basis compared with 27 cents in 2003. Excluding merger-related costs, the Company earned 33 cents per share on a fully diluted basis in the second quarter.

As discussed earlier, our results in the second quarter benefited from increased revenues and improved operating margins. In addition, our income from operations in the second quarter was impacted by $5 million of costs relating to our proposed merger with Charles River. At the same time, interest expense of $0.4 million in the second quarter was offset by a positive mark-to-market valuation adjustment on interest rate swaps of $0.6 million, resulting in interest income for the quarter of $0.2 million.

The tax charge in the second quarter, expressed as a percentage of income before taxes, was impacted by the nondeductibility for tax purposes of the expenses arising in connection with our proposed merger with Charles River. Inveresk maintained its strong capitalization and cash flows in the second quarter of 2004. At June 30, 2004, the Company had gross financial debt of $54.9 million and cash and equivalents of $21.1 million. At the end of March, gross debt to booked capitalization amounted to 21.6 percent, down from 25.1 percent at the end of 2003. Operating cash flow in the first six months of 2004 amounted to $18.2 million compared with $17 million in the second quarter of 2003. During the same period, capital expenditure on an accruals basis amounted to $13.8 million, the majority of which was accounted for by the expansion of our preclinical facilities in Montreal and Edinburgh. Net days sales outstanding at June 30 totaled 27, and that compares with 28 at the end of 2003.

Ladies and gentlemen, that is the end of our presentation. I would now like to invite questions from participants in this conference call.

Q U E S T I O N S  A N D  A N S W E R S

Operator

(OPERATOR INSTRUCTIONS). Dave Lindley, Jefferies & Co.

David Windley - Jefferies & Co. - Analyst

Starting on the clinical side — Paul, could you give the organic growth number, or alternatively what the revenue contribution was from PRC in the quarter?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Again, Dave, that business is now fully integrated, so it’s not possible actually to offer up separate numbers for the PRC component of the business. PRC employees are now doing Inveresk work and vice versa.

David Windley - Jefferies & Co. - Analyst

Looking at it differently, is it possible to give some directional commentary on what your European clinical Phase I unit looked like on a sequential or year-over-year basis?

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

I think it’s true - good morning, it’s Walter – that that was growing nicely in line with our target, apart from the (indiscernible) Clinical Trials Directive during the June and a little bit of July from American clients. And the proportion of American clients has dropped, has been replaced now by Japanese and European clients. So apart from that stuff, it was growing nicely in line with expectations.

David Windley - Jefferies & Co. - Analyst

Sticking with clinical for one last question, you continued to see some synergy, some cost synergy, evidently, in that business. Can you talk about what costs are continuing to wind out of that business? I had actually thought that most of that was already complete by the end of the first quarter.

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

It is pretty well complete now, but what you’re seeing is effectively full period effects of those cost savings.

David Windley - Jefferies & Co. - Analyst

I see. Walter, could you talk about — a little bit about the dynamics in the preclinical business? You mentioned that last year’s second quarter was a relatively strong quarter, but for a business operating in an industry that is as hot as we know preclinical to be, flat operating profit on a year-over-year basis probably isn’t exactly what we would be expecting, and certainly thought overall that margins in the preclinical business would be headed higher at this point. Can you talk a little bit about what is going on there, please?

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

Maybe I can talk about occupancy in the business and then come back to Paul for the margins, Dave. If you remember, first quarter 2003 was a volatile quarter, to say the least, in Canada. As we predicted at that time, it came back strongly in the second quarter. So second quarter last year was a very good quarter for our CTBR unit in Canada. So a comparison of this year with last year is not exactly right, because that one quarter last year was terrific. And we tried to make it clear we’re talking about half yearly growth, not just quarterly growth. The margins are all down to mix, as you know. It’s a fairly good margin to start with, very well the highest in the industry. And then we predict it will go higher again. Paul, perhaps you’d like to talk about the margins.

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Just to talk about year-on-year, Dave. If you look at the first six months it’s about a 14 percent increase in the operating income coming out of the preclinical basis year-on-year, and about 17 percent revenue increase. It’s fair to say that the mix within the North American business was stronger in the second quarter of last year than it was this year, but you know, we continue to see an improving mix environment in the North American business. And that will show through in Q3 and Q4 as well. And then overall, as you know, the Canadian operations were relatively flat in terms of real growth last year, whereas the European operations grew significantly. And the European operations historically have generated lower margins than Canada, and what you’re seeing there in the reduction in the operating margin is primarily being driven by that change in mix between the European revenues and the Canadian revenues.

David Windley - Jefferies & Co. - Analyst

Last question and I’ll jump out. The geographic breakdown of revenue; did you give what Canada represented in the quarter?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

I don’t have that close to hand; I’ll call you back, David.

Operator

Steve Unger, Bear Stearns.

Steve Unger - Bear Stearns - Analyst

First question — on CTBR, I mean, 36 percent growth is very good in bookings; I realize that. What does that mean, then, for revenues for CTBR going forward? Were we kind of sequentially flat this quarter? And then, are we going to start to see some strong sequential growth here? Is that the way we should look at this?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

No. It is growing sequentially this quarter, and should continue to see that for the rest of the year. And what you’re seeing with that 36 percent growth — there’s sort of a couple of elements to that. That is also reflective of their being more longer-term business getting booked into CTBR, which you’ll recall is one of our objectives from last year. You won’t see that come through, all of that come through clearly in the next twelve months.

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

We also think that the policy of laboratory sciences in the CTBR is working well, and the signings there are great, in comparison with target. So everything is heading in the right direction there.

Steve Unger - Bear Stearns - Analyst

Excellent. So you’re seeing more — you’re booking more longer-term business, which is kind of what I was going to segue into in my next question. Just in terms of preclinical itself — and you had about a $3 million sequential pickup — is the bulk of that sequential pickup coming from Canada or Edinburgh? Could you just comment, is that a change — or what the change in mix of the business was at each facility, both long and short-term studies, and specialty versus general? Give us a feel for what’s going on with these two units?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Okay. Actually, I’ve just managed to pick up a draft of the K — sorry — of the Q; so I can tell you what the sequential improvement is in Canada. Canada’s revenues in the second quarter amounted to $25.9 million; I don’t have the first quarter numbers close to hand. But that was sequentially up. Directionally, Steve, the mix of the business continues to improve sequentially in the Canadian operations. We don’t have the data specifically as to sort of what the percentage of specialty represented, what percentage of specialty was represented in there, but the other important thing to note is — to follow-on from a comment from Walter — is that we are seeing significant demand for the laboratory sciences business in Canada as well. And that is also driving incremental profitability.

Steve Unger - Bear Stearns - Analyst

Edinburgh — how is Edinburgh doing year-over-year in bookings, and how has their mix been doing?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Their mix continues to be very strong, and booking-wise is ahead of target.

Steve Unger - Bear Stearns - Analyst

Moving to the clinical business, was there a sequential decline? There was a sequential decline in Phase I revenues; correct?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Yes.

Steve Unger - Bear Stearns - Analyst

Could you quantify how much that impact is?

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

I don’t have it just at my fingertips, Steve, so I can’t. But it was quite dramatic for our Phase I, because normally it’s packed out. And Phase I has been booming, as you know, over the last little while. So it was quite a dramatic sequential change, which we’ll now recover. But I can’t quantitate it just at this minute.

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

It would be approximately $2 million.

Steve Unger - Bear Stearns - Analyst

Okay, good to know. How should we as investors get comfortable that you’re growing this clinical business outside of Phase I? It’s a little difficult to determine, with the PRC acquisition and Dave’s question before, just whether this business is really growing or not. Could you help us get comfortable that that business is growing with some metrics and some color?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

We don’t break down the signings data between clinical and preclinical, but what we can say is that the clinical signings and awards today are ahead of target. Clearly, our target would include a growth component. Now that has — that doesn’t help you necessarily, but as we also discussed in the presentation and the press release, we have also seen some delayed projects which have impacted revenues in the second quarter. So clearly, our expectation is that they will come through eventually.

Steve Unger - Bear Stearns - Analyst

So you’ve seen delays in your Phase II and III business?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

A number of delays which have meaningful amounts of revenue impact, because there is a peak of revenue recognition at the beginning of the project.

Steve Unger - Bear Stearns - Analyst

Did you grow headcount in the quarter in clinical?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

No.

Steve Unger - Bear Stearns - Analyst

Just one last question if I might. The $5 million charge in the quarter that you took for the merger - did you set up a reserve, was that an accrual.

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Yes. It’s an accrual.

Steve Unger - Bear Stearns - Analyst

How much was charged to that reserve in the quarter?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

The full 5 million. We set up a $5 million accrual.

Steve Unger - Bear Stearns - Analyst

And you spent $5 million?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Correct. Well we didn’t spend it, but we incurred it.

Steve Unger - Bear Stearns - Analyst

Okay. So you took the full 5 million against the charge. So there isn’t a charge on the balance sheet at the end of the quarter — or a reserve on the balance sheet — excuse me – at the end of the quarter.

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

There is an accrual on the balance sheet, yes.

Steve Unger - Bear Stearns - Analyst

How much is that accrual at the end?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

$5 million.

Steve Unger - Bear Stearns - Analyst

So you didn’t apply anything against the accrual in the quarter?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

In terms of cash paid?

Steve Unger - Bear Stearns - Analyst

Yes.

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

No.

Operator

Chris McFadden, Goldman Sachs.

Randall – Goldman Sachs

It’s Randall here. Just a couple of quick questions, just going back to the clinical side for a second and talking about the recent booking strength and how that’s been ahead of your internal target. Would it be fair to say just in terms of trying to determine some sort of level of revenue support that, obviously, that we’re looking for some sequential improvement throughout the rest of the year in that business?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Correct.

Randall – Goldman Sachs

If I could just — last quarter you talked about some cancellations on the preclinical side up in Montreal; can you just maybe comment on, obviously, that was likely filled. Was there any cancellations in either of the businesses, clinical or preclinical, this quarter?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

We have mentioned some exceptional cancellations in the first quarter in Canada which have not been repeated in the second quarter.

Randall – Goldman Sachs

And then on the clinical side, was there anything irregular in terms of cancellations or —?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Not in the second quarter, no.

Randall – Goldman Sachs

Just sort of leading into — when you talk to your customer base, biotech and pharma, with Pfizer’s slight haircut (ph) to their R&D outlook for the year, are you seeing anything different in terms of your discussions or bookings, or would you characterize those discussions sort of as they have been in the first half?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

In preclinical, I would say that our inquiry levels and signings from pharma are stronger, actually, in the second quarter than they have been previously, and clinical likewise.

Randall – Goldman Sachs

If I could just follow-up with one last question, just on the preclinical side. You talked about the margin differential — I’m just trying to get some visibility into the second half and how we should be modeling. With the delta in the margins between Montreal and the UK, is there any way to quantify the differential in operating margins between those two businesses, given the different mix of business between specialty and lab sciences in general?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

It clearly is for us, but it’s commercially quite sensitive, so we don’t disclose it.

Operator

John Kreger, William Blair.

Kevin – William Blair

It’s Kevin sitting in for John. I had a couple of housekeeping questions. Is it possible to get the clinical revenue growth excluding FX, and the same for preclinical?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

Yes. For preclinical it was 6 percent year-on-year, and for clinical it was 23 percent year-on-year. Let me just confirm that.

Kevin – William Blair

Okay, great. And then in terms of the new preclinical capacity you’re going to be bringing on in Europe for ‘06, what is that in terms of revenue?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

It’s approximately 5 to 6 percent of today’s revenue capacity at peak.

Kevin – William Blair

And you mentioned that’s up-sized from how much originally?

Paul Cowan - Inveresk Research Group, Inc. - CFO & Treasurer

In terms of rooms, it’s roughly a doubling in the size of the number of rooms.

Kevin – William Blair

And then a general question about the clinical market. Excluding the impact of the Clinical Trials Directive, do you see any difference in the strength of the market in the U.S. versus Europe for the rest of ‘04 and into ‘05?

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

Yes. I think there is — I think Europe is probably stronger just at this minute than the United States. We see, for example, in our Phase I, it will be in target for signings for the year, even though it’s had the depth and revenues for this quarter. And we see stronger growth in Phase II / III for Europe from American clients for our European business than in the United States, just at this moment. But that’s a snapshot over a quarter or two quarters, and the clinical business should be looked at — apart from Phase I — should be looked at in a longer period than that. In general, both are pretty strong.

Kevin – William Blair

Do you think softness in the U.S. might continue for a while?

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

Kevin, I don’t know. I really don’t know. Softness in the U.S. — anytime we’ve seen a quarter or two of softness, it’s always comes back faster than ever before. So it will come back.

Kevin – William Blair

Were the project delays — a competitor of yours also mentioned some project delays/cancellations. Were your delays just part of the regular way of business, or were these unusual in their magnitude?

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

No, they were not. They’re not unusual in magnitude except they were growing where a bigger company clincial used to be. But it’s normal business, really.

Operator

(OPERATOR INSTRUCTIONS). Eric Coldwell, EIRD.

Eric Coldwell - Robert Baird - Analyst

I actually tried to bail out; I guess it didn’t go through. My questions have been answered. Thanks very much.

Operator

(OPERATOR INSTRUCTIONS). Ladies and gentlemen, the Company would like me to remind you that you can obtain a copy of today’s presentation slides by contacting Matt Dallas of Financial Dynamics at 212-850-5627. Gentlemen, do you have any closing remarks?

Dr. Walter Nimmo - Inveresk Research Group, Inc. – President & CEO

Just to say thank you, gentlemen, for your attention this morning and for your attention over all the quarters we’ve been speaking to you. (indiscernible) may make a difference to us, but we’re grateful to you and look forward to interacting in the future. Thanks for your support of Inveresk Research Group.

Operator

Ladies and gentlemen, thank you for your participation in today’s presentation. This does conclude your conference and you may now disconnect. Have a great day.

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are urged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.